

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Corey Sheahan
General Counsel & Secretary
Acreage Holdings, Inc.
366 Madison Avenue, 14th Floor
New York, New York, 10017

> **Re: Acreage Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 17, 2023**
> **File No. 000-56021**

Dear Corey Sheahan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed January 17, 2023

The Floating Share Agreement
Canaccord Genuity Fairness Opinion, page 59

1. We note your response to comment 2 and reissue in part. Please revise your disclosure in the "Eight Capital Fairness Opinion" and "Cannacord Genuity Fairness Opinion" sections to quantify the various financial projections used by the advisers to prepare their fairness opinions. For example, it does not appear that you have disclosed Acreage's "projected cash flows" (operating and free), Acreage's "estimated revenue and EBITDA for 2022 and 2023," "estimates for Canopy's 2022 and 2023 revenue," "other [estimated] financial metrics" of Acreage, "estimated financial information for Acreage" (several instances), "Acreage's estimated Adjusted EBITDA margins and estimated growth rates in respect of revenue and Adjusted EBITDA," estimated "discount rates and terminal values," and estimated Capex Adjusted EBITDA/Capex Adjusted TEV.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any questions

Sincerely,

Division of Corporation Finance
Office of Trade & Services